SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2003

Commision file number: 0-49877

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

        On November 28, 2003, and on December 11, 2003, On Track Innovations Ltd. (the “Company”) filed reports on Form 6-K (the “Reports on Form 6-K”) setting forth, among other information, its unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2003 (the “Unaudited Nine-Months Financial Statements”). The following sets forth the Unaudited Nine-Months Financial Statements, as previously set forth in the Reports on Form 6-K, and adds hereto notes to the Unaudited Nine-Months Financial Statements as well as a Management Discussion and Analysis for the Unaudited Nine-Months Financial Statements.

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Condensed Interim Financial Statements as of and for the nine months period ended September 30, 2003	3

2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

US dollars in thousands

	September 30, 2003	December 31, 2002
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,358	$2,145
Short-term investments	989	1,664
Trade receivables (net of allowance for doubtful accounts
of $349 and $244 as of September 30, 2003 and December 31,
2002, respectively)	1,866	1,982
Other receivables and prepaid expenses	1,145	838
Inventories	4,274	4,192

Total current assets	10,632	10,821

SEVERANCE PAY FUNDS	851	743
PROPERTY, PLANT AND EQUIPMENT, NET	5,873	6,559
OTHER INTANGIBLE ASSETS, NET	372	513
GOODWILL	5,383	5,383

Total assets	$23,111	$24,019

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank credit and current maturities of long-term
bank loans	$2,231	$2,520
Trade payables	2,584	2,176
Other current liabilities	2,393	2,175

Total current liabilities	7,208	6,871

LONG-TERM LIABILITIES
Long-term bank loans, net of current maturities	3,116	4,006
Convertible notes	459	169
Deferred revenues	-	716
Accrued severance pay	1,308	1,216

Total long-term liabilities	4,883	6,107

SHAREHOLDERS' EQUITY
Ordinary share of NIS 0.1 par value:
Authorized - 5,000,000 shares as of December 31, 2002 and
September 30, 2003; Issued and Outstanding -
1,817,156 and 2,726,226 as of December 31, 2002 and
September 30, 2003, respectively	72	52
Additional paid-in capital	51,332	48,147
Deferred stock compensation	(748)	(1,115)
Accumulated other comprehensive income	277	201
Accumulated deficit	(39,913)	(36,244)

Total shareholders’ equity	11,020	11,041

Total liabilities and shareholders' equity	$23,111	$24,019

ON TRACK INNOVATIONS LTD.
 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

US dollars in thousands, except share and per share data

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31,
	2003	2002	2003	2002	2002
		(Unaudited)

REVENUES
Products	$12,417	$12,511	$3,623	$3,885	$15,492
Non-recurring engineering	268	495	73	190	952
Licensing and transaction fees	612	409	203	128	651
Customer service and technical support	520	600	179	156	868

Total revenues	13,817	14,015	4,078	4,359	17,963

COST OF REVENUES
Products	6,621	6,937	2,427	1,871	8,740
Non-recurring engineering	104	82	40	32	216
Licensing and transaction fees	-	-	-	-	-
Customer service and technical support	294	397	118	138	546

Total cost of revenues	7,019	7,416	2,585	2,041	9,502

Gross profit	6,798	6,599	1,493	2,318	8,461

OPERATING EXPENSES
Research and development	2,440	3,448	675	999	4,459
Less - participation by the Office
of the Chief Scientist	518	773	154	275	1,103

Research and development, net	1,922	2,675	521	724	3,356
Selling and marketing	2,965	3,017	818	1,187	3,869
General and administrative	4,407	3,711	1,640	1,243	5,183
Amortization of intangible assets	141	114	47	47	161

Total operating expenses	9,435	9,517	3,026	3,201	12,569

Operating loss	(2,637)	(2,918)	(1,533)	(883)	(4,108)
Financial income (expenses), net	(685)	77	(141)	(135)	41
Other expenses, net	(340)	(1,335)	(115)	(577)	(1,955)

Loss before taxes on income	(3,662)	(4,176)	(1,789)	(1,595)	(6,022)
Taxes on income	(7)	(11)	(7)	(8)	(207)

	(3,669)	(4,187)	(1,796)	(1,603)	(6,229)
Minority interest	-	(19)	-	-	(19)

Net loss	$(3,669)	$(4,206)	$(1,796)	$(1,603)	$(6,248)

Basic and diluted net loss per share	$(1.71)	$(2.59)	$(0.67)	$(0.95)	$(3.76)

Weighted average number of shares
used in computing basic and diluted net
loss per shares	2,139,849	1,622,282	2,665,696	1,679,282	1,661,170

ON TRACK INNOVATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

US Dollars in thousands

	Number of shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2002
(audited)	1,589,311	$47	$44,823	$(541)	$37	$(29,996)	$14,370
Deferred stock compensation	-	-	2,182	(2,182)	-	-	-
Exercise of options	227,845	5	-	-	-	-	5
Amortization of deferred stock
Compensation	-	-	-	1,608	-	-	1,608
Stock options granted to consultants	-	-	1,058	-	-	-	1,058
Beneficial conversion feature on
convertible notes	-	-	42	-	-	-	42
Warrants issued in connection with the
issuance of convertible notes	-	-	42	-	-	-	42
Other comprehensive income - foreign
currency translation adjustments	-	-	-	-	164	-	164
Net loss	-	-	-	-	-	(6,248)	(6,248)

Balance as of December 31, 2002
(audited)	1,817,156	52	48,147	(1,115)	201	(36,244)	11,041

Deferred stock compensation	-	-	1,798	(1,798)	-	-	-
Amortization of deferred stock
Compensation	-	-	-	1,399	-	-	1,399
Deferred compensation paid in cash	-	-	(766)	766	-	-	-
Stock options granted to consultants	-	-	820	-	-	-	820
Exercise of options	677,252	15	136	-	-	-	151
Issuance of ordinary shares, net	231,818	5	275	-	-	-	280
Warrants issued in connection with the
issuance of ordinary shares	-	-	357	-	-	-	357
Beneficial conversion feature on
convertible notes	-	-	183	-	-	-	183
Warrants issued in connection with
issuance of convertible notes	-	-	183	-	-	-	183
Issuance expenses	-	-	(266)	-	-	-	(266)
Conversion of a loan to warrants	-	-	465	-	-	-	465
Other comprehensive income - foreign
currency translation adjustments	-	-	-	-	76	-	76
Net loss	-	-	-	-	-	(3,669)	(3,669)

Balance as of September 30, 2003
(unaudited)	2,726,226	$72	$51,332	$(748)	$277	$(39,913)	$11,020

	For the nine months ended September 30		For the year ended December 31,
	2003	2002	2002
	(Unaudited)

Total comprehensive loss:
Net loss	$(3,669)	$(4,206)	$(6,248)
Foreign currency translation adjustments	76	(28)	164

Total comprehensive loss	$(3,593)	$(4,234)	$(6,084)

ON TRACK INNOVATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

US Dollars in thousands

	For the nine months ended September 30		For the year ended December 31,
	2003	2002	2002
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,669)	$(4,206)	$(6,248)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Amortization of deferred stock compensation	1,399	1,639	1,608
Stock options granted to consultants	820	-	1,058
Loss on sale of property and equipment	-	40	40
Amortization of intangible assets	141	114	161
Depreciation	1,012	624	897
Amortization of beneficial conversion feature
on convertible notes	32	-	3
Accrued severance pay, net	(16)	(42)	-
Minority interest	-	19	19
Decrease in deferred revenues	(716)	-	-

Changes in operating assets and liabilities:
Decrease in marketable bonds held for trading, net	675	301	282
Decrease (increase) in trade receivables	272	75	1,363
Decrease (increase) in other receivables and prepaid
Expenses	(243)	55	331
Decrease in inventories	58	716	1,104
Increase (decrease) in trade payables	289	(537)	(1,263)
Decrease in other current liabilities	(63)	(492)	(497)

Net cash used in operating activities	(9)	(1,694)	(1,142)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	-	14	14
Purchase of property and equipment	(154)	(748)	(793)

Net cash used in investing activities	(154)	(734)	(779)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term bank credit, net	(24)	(27)	(1,109)
Proceeds from long-term bank loans	650	372	372
Repayment of long-term bank loans	(1,573)	(1,219)	(1,630)
Exercise of options	138	-	5
Proceeds from issuance of convertible notes	258	-	166
Proceeds from issuance of shares	637	-	-
Proceeds from issuance of warrants in connection with
the issuance of convertible notes	183	-	42
Proceeds allocated to beneficial conversion
feature on convertible notes	183	-	42
Issuance expenses	(78)	-	-

Net cash provided by (used in) financing activities	374	(874)	(2,112)

Effect of exchange rate changes on cash	2	-	148

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	213	(3,302)	(3,885)
CASH AND CASH EQUIVALENTS AT THE
BEGINNING OF THE PERIOD	2,145	6,030	6,030

CASH AND CASH EQUIVALENTS AT THE END
OF THE PERIOD	$2,358	$2,728	$2,145

ON TRACK INNOVATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

US Dollars in thousands

	For the nine months ended September 30		For the year ended December 31,
	2003	2002	2002
	(Unaudited)

SUPPLEMENTARY CASH FLOW ACTIVITIES:
A. Cash paid during the period for:
Interest	$281	$289	$363
Income taxes	$-	$-	$54

B. Non-cash transactions:
Acquisition of 39% of EasyPark Israel
shares through assumption of liabilit	$-	$-	$327

Conversion of a loan to options	$465	$-	$-

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US Dollars in thousands

Note 1 — GENERAL

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine months ended September 30, 2003, are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. Although the Company believes that the disclosures presented herein are adequate to make the information presented not misleading, it is suggested that these condensed interim consolidated financial statements be read in conjunction with the audited financial statements and footnotes included in the Company’s annual report on Form 20-F for the year ended December 31, 2002.

The Company has a history of net losses and as of September 30, 2003, the Company had an accumulated deficit of $39,913. The Company has funded these losses principally from proceeds from equity financing. During 2002 and the nine months ended September 30, 2003, the Company has reduced operating expenses mainly through reductions in workforce. Management believes that existing cash and cash equivalents and amounts raised during the nine months ended September 30, 2003 and subsequent to the balance sheet date (see Note 8) will be adequate to fund operations at least through the end of 2004.

Note 2 — SIGNIFICANT ACCOUNTING POLICIES

A. The significant accounting policies applied in the preparation of these financial statements are identical to those followed in the preparation of the latest annual financial statements.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

US Dollars in thousands

Note 2 — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“the interpretation”). In general, a variable interest entity (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) a group of equity investors that do not have the ability through voting or similar rights to make decisions about the entity’s activities, or (3) a group of equity investors that do not have the obligation to absorb the entity’s losses or have the right to receive the benefits of the entity. The interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

The provisions of this interpretation are to be applied commencing from July 1, 2003, to variable interests in VIE’s created before February 1, 2003 and immediately to variable interest in a VIE initially created after January 31, 2003. Since the Company has no such interests in a VIE created after January 31, 2003, the application of this interpretation had no impact on the consolidated results of operations or consolidated balance sheet to date. The Company has one investment that is accounted for under the equity method. The Company is currently evaluating the effects of this interpretation in respect of this investment. The Company’s exposure to loss as of September 30, 2003, does not exceed its investment in this company.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

US Dollars in thousands

Note 3 — STOCK- BASED EMPLOYEE COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price.

The following pro forma information presents the effect on the consolidated stock-based compensation expense, net loss and loss per share as if the fair value based method provided under FASB Statement No. 123 had been applied to all outstanding awards in each period.

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31,
	2003	2002	2003	2002	2002
	(Unaudited)

Net loss, as reported	$(3,669)	$(4,206)	$(1,796)	$(1,603)	$(6,248)
Stock-based employee
compensation expense
included in reported net loss	1,399	1,639	1,018	1,166	1,608
Total stock-based
employee compensation
expense determined under
fair value based method for all
awards, net of related tax
effects	(2,308)	(3,350)	(1,665)	(1,603)	(3,462)
Pro forma net loss	$(4,578)	$(5,917)	$(2,443)	$(2,040)	$(8,102)

Basic and diluted net loss per
share as reported	$(1.71)	$(2.59)	$(0.67)	$(0.95)	$(3.76)

Pro forma basic and diluted net
loss per share	$(2.14)	$(3.65)	$(0.92)	$(1.21)	$(4.88)

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

US Dollars in thousands

Note 4 — EARNINGS PER SHARE

Basic and diluted net loss per share is presented in conformity with SFAS No. 128, Earnings Per Share, for all periods presented. Basic and diluted net loss per ordinary share was determined by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per ordinary share is the same as basic net loss per ordinary share for all periods presented, as the effects of the Company’s potential additional ordinary shares were antidilutive.

The calculation of diluted net loss per share excludes outstanding stock options because their inclusion would be antidilutive. There were approximately 1,084,404, 691,196 and 972,621 stock options outstanding as of September 30, 2003, September 30, 2002 and December 31, 2002, respectively.

Note 5 — CONVERSION OF A LOAN TO OPTIONS

In June 2003, the Company converted a loan from an officer in the amount of $465 to 135,485 options to purchase ordinary shares of the Company at an exercise price equal to par value. The fair value of the options approximates the amount of the loan. The options vest immediately and expire in May 2008.

Note 6 — ISSUANCE OF SHARES

In July 2003, pursuant to stock purchase agreements, the Company issued to two investors 231,818 ordinary shares in consideration for $637.5 and received a firm commitment from one of the investors to purchase an additional 100,000 ordinary shares in consideration for an additional $275, when the Company notifies the investor that the effectiveness of a registration statement covering the aforementioned shares for resale in the U.S. is imminent. Additional warrant to purchase 50,000 ordinary shares at an exercise price of $5.75 per share will also be issued upon the completion of such registration. Concurrently with the above share issuance, the Company issued to the two investors warrants to purchase 50,000 and 90,909 ordinary shares at a per share exercise price of $5.75 and $3.85, respectively. The warrants are fully exercisable and expire on June 26, 2006 and July 9, 2008, respectively.

The Company paid, in respect of the above, a finders fee in cash equivalent to 10% of the amount raised by the Company and in addition warrants to purchase 18,182 ordinary shares with an exercise price of $3.85 per share and warrants to purchase 10,000 ordinary shares with an exercise price of $5.75 per share.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

US Dollars in thousands

Note 7 — CONVERTIBLE NOTES

On September 8, 2003, the Company entered into an agreement to issue in a private placement Convertible Promissory Notes (the “4% Notes”) in the aggregate principal amount of $999, bearing 4% interest per annum, to Platinum Partners Value Arbitrage Fund, Platinum Global Macro Fund, West End Convertibles Fund L.P., WEC Partners LLC and Michael H. Weiss (the “Lenders”). On September 24, 2003, the Company issued $624 of the 4% Notes, due to a reduction in commitment by Platinum Partners Value Arbitrage Fund and Platinum Global Macro Fund. At the same time, the Company issued warrants with a five-year term to purchase 112,365 of our ordinary shares to the Lenders (the “Note Warrants”). Pursuant to their terms, the 4% Notes automatically convert into ordinary shares of the Company, and the Note Warrants become exercisable, upon the shareholders’ approval of the conversion of the 4% Notes and the exercisability of the Note Warrants. The conversion price for the 4% Notes is one ordinary share for every $2.75 of indebtedness at the time of conversion, and the exercise price for the Note Warrants is $5.75 per share. On November 14, 2003, subsequent to the balance sheet date, the shareholders approved the conversion of the 4% Notes and the exercisability of the Note Warrants and, immediately upon such approval, the 4% Notes converted into 228,044 ordinary shares of the Company and the Note Warrants became exercisable.

If, however, such requisite approvals would not have been obtained by May 8, 2004, the 4% Notes would have been immediately due and payable in cash and the Note Warrants would have expired by their terms. Concurrently with the issuance of the 4% Notes and the Note Warrants, the Company issued to the holders of the 4% Notes additional warrants (the “Additional Warrants”) to purchase 293,647 of our ordinary shares. In the event that the requisite approvals for the Note Offering had not been obtained by May 8, 2004, the Additional Warrants would have become immediately exercisable for a three-year period, with an exercise price of $4.25 per share. However, since the requisite approvals have been obtained, the Additional Warrants expired by their terms.

Upon the issuance of the notes on September 24, 2003, the Company was required according to EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments” to record a discount in the amount of approximately $183 which is being amortized to financial expenses over the period between the issuance of the 4% Notes and their conversion into ordinary shares.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

US Dollars in thousands

Note 7 — CONVERTIBLE NOTES (Cont.)

According to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the warrants issued in connection with this note were accounted for under APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Under APB 14, the fair value of the warrants was calculated using the Black-Scholes options pricing model with the following assumptions: a risk-free interest rate of 2.5%, a dividend yield of 0%, a volatility of the expected market price of the Company’s ordinary shares of 84% and a contractual life of 5 years. The fair value of the warrants of $183 is offset from the convertible notes and presented as a component of additional paid in capital in the shareholders’ equity. This discount represents the theoretical most beneficial conversion feature to the holder of the note measured at the issuance date of the note that is also the commitment date.

Note 8 — SUBSEQUENT EVENTS

1.	On October 23, 2003, the Company received a conversion notice for the 10% Redeemable Convertible Promissory Note (the “Note”) in the aggregate amount of $250 plus the accrued interest, issued by the Company on December 2002 to an investor, pursuant to which the Note was converted into 52,000 ordinary shares.

2.	On October 28, 2003, the Company’s board of directors approved the extension of the arrangement of the plan approved by the board of directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, only for the employees of InterCard group, for the period commencing November 2003 and ending July 2004.

3.	On November 14, 2003, the Company’s shareholders approved the increase of the Company’s authorized share capital by NIS 500,000, divided into 5,000,000 ordinary shares of NIS 0.1 nominal value each, so that, following the increase, the Company’s authorized share capital shall be NIS 1,000,000, divided into 10,000,000 ordinary shares NIS 0.1 par value.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

US Dollars in thousands

Note 8 — SUBSEQUENT EVENTS (Cont.)

4.	On November 17, 2003 the Company’s board of directors approved an increase of 500,000 options subject to either shareholders’ approval or additional exemption from Nasdaq. The Company has applied for a Nasdaq exemption on the same grounds as its previous exemption. Under this plan, as of the date of this prospectus 915,203 options had been exercised and 1,440,064 are outstanding (of which 727,444 are vested and exercisable). Of the option that are outstanding, 942,350 are held by our directors and officers, and have a weighted average exercise price of $6.20.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Nine months ended September 30, 2003 Compared to nine months ended September 30, 2002

The Company has finished the nine months ended September 30, 2003, with an increase in cash of $213,000 since the beginning of the year, a 10% decrease in operating loss to $2.6 million from $2.9 million in the same period in 2002 and a 13% decrease in net loss to $3.7 million, from $4.2 million for the same period in 2002, while revenues decreased 1% to $13.8 million for the nine months ended September 30, 2003, from $14.0 million in the same period in 2002.

Revenues

Products. Revenues from products decreased 1% to $12.4 million for the nine months ended September 30, 2003 from $12.5 million for the same period in 2002. Revenues from products include the recognition of previously deferred revenues of $716,000.

Nonrecurring engineering. Revenues from nonrecurring engineering decreased 46% to $268,000 for the nine months ended September 30, 2003 from $495,000 for the same period in 2002.

Licensing and transaction fees. Revenues from licensing and transaction fees increased 50% to $612,000 for the nine months ended September 30, 2003 from $409,000 for the same period in 2002. The increase in licensing and transaction fees was mainly due to license fees received by OTI Africa.

Customer services and technical support. Revenues from customer services and technical support decreased 13% to $520,000 for the nine months ended September 30, 2003 from $600,000 for the same period in 2002. The decrease primarily consisted of revenues from the InterCard group.

Cost of Revenues and Gross Margin

Products. Cost of products revenues decreased 5% to $6.6 million for the nine months ended September 30, 2003 from $6.9 million for the same period in 2002.

Nonrecurring engineering. Cost of nonrecurring engineering revenues increased 27% to $104,000 for the nine months ended September 30, 2003 from $82,000 for the same period in 2002. The increase in cost of sales of nonrecurring engineering is a result of relatively lower margin sales of nonrecurring engineering.

Licensing and transaction fees. Cost of licensing and transaction revenues was zero for the nine months ended September 30, 2003 and for the same period in 2002.

Customer services and technical support. Cost of customer services and technical support decreased 26% to $294,000 for the nine months ended September 30, 2003 from $397,000 for the same period in 2002, due to the decrease in revenues from customer service and technical support and due to relatively higher margin cost of sales of customer services and technical support.

Gross margin increased to 49% for the nine months ended September 30, 2003 from 47% for the same period in 2002. The increase in our overall gross margin is due to the recognition of revenues which were previously deferred and did not have cost of revenues associated with them in the nine months ended September 30, 2003.

Operating Expenses

Research and development. Research and development expenses decreased 29% to $2.4 million for the nine months ended September 30, 2003 from $3.4 million for the same period in 2002. Research and development expenses, net of participation from the Office of the Chief Scientist (“OCS”), decreased 28% to $1.9 million for the nine months ended September 30, 2003 from $2.7 million for the same period in 2002. This decrease was primarily due to $483,000 related to the decrease in subcontractors, a reduction of $351,000 in salaries and from a decrease of $255,000 of the participation from the office of Chief Scientist (“OCS”). The decrease in subcontractors reflects the Company’s trend of developing solutions for our customers’ specific order requirements. Research and development expenses, net of participation from the OCS as a percentage of revenues, decreased to 14% for the nine months ended September 30, 2003 from 19% for the same period in 2002. The actual decrease was higher, but was affected by the US dollar to euro currency exchange changes between the two periods, in which the euro grew in value against the US dollar. These currency exchange impacts were a result of the InterCard group’s functional currency being the euro which is translated to the US dollar for the purpose of consolidation.

Marketing and selling. Marketing and selling expenses decreased 2% to $3.0 million for the nine months ended September 30, 2003 from $3.0 million for the same period in 2002. Marketing and selling expenses as a percentage of revenues decreased to 21% for the nine months ended September 30, 2003 from 22% for the same period in 2002. The decrease in marketing and selling expenses was primarily due to a decrease in marketing and advertising expenses. In terms of US dollar and euro the actual nominal results was a higher decrease in marketing and selling expenses, these results were affected by the US dollar to euro currency exchange changes between the two periods, in which the euro grew in value against the US dollar. These currency exchange rate impacts were a result of the InterCard group’s functional currency being the euro which is translated to the US dollar for the purpose of consolidation.

General and administrative. General and administrative expenses increased 19% to $4.4 million for the nine months ended September 30, 2003 from $3.7 million for the same period in 2002. The increase in general and administrative expenses was primarily due to expenses of $178,000 related to salaries, an increase of $127,000 related to insurance expenses, an increase of $116,000 related to professional expenses and an increase of $95,000 related to doubtful account. General and administrative expenses as a percentage of revenues increased to 32% for the nine months ended September 30, 2003 from 26% for the same period in 2002. The actual increase was lower, but was affected by the US dollar to euro currency exchange changes between the two periods, in which the euro grew in value against the US dollar and from the US dollar to NIS currency exchange changes between the two periods in which the NIS grew in value against the US dollar. These currency exchange impacts were as a result of the InterCard group’s functional currency being the euro which is translated to the US dollar for the purpose of consolidation and from the NIS expenses such as salaries that OTI and it’s Israeli subsidiaries has in Israel.

Amortization of intangible assets. Amortization of intangible assets increased 24% to $141,000 for the nine months ended September 30, 2003 from $114,000 due to the amortization of the intangibles assets of Easy Park Israel that commenced on March 2002. The Company amortizes its intangibles assets acquired during the purchase of the SoftChip group, the InterCard group and Easy Park Israel.

Intangibles assets are being amortized over five years for the SoftChip group, seven years for the InterCard group and three years for EasyPark Israel.

Operating Loss

The operating loss for the nine months ended September 30, 2003 decreased by 10% to $2.6 million from $2.9 million in the same period in 2002, as the result of the measures, which the Company took, including salary reductions, reducing the number of employees by 19 and the Company’s trend of developing solutions for specific requirements of customers’ orders.

In terms of US dollar and euro the actual nominal results were even higher decrease in the operational expenses. The results were affected by the US dollar to euro currency exchange rate changes between the two periods, in which the euro grew in value against the US dollar. These currency exchange impacts were as a result of the InterCard group’s functional currency being the euro which is translated to the US dollar for the purpose of consolidation.

Financing Income and Expenses

Financing income (expenses), net. Our financing expenses changed to $685,000 for the nine months ended September 30, 2003 mainly due to interest on our loans and due to foreign currency losses from financing income of $77,000 for the same period in 2002 mainly due to foreign currency gains.

Other income (expenses), net. Other expenses, were $340,000 for the nine months ended September 30, 2003, compared to other expenses of $1.3 million for the same period in 2002. Other expenses during the nine months ended September 30, 2003, were primarily due to $263,000 in connection to options and warrants to consultants and $60,000 related to the registration costs. Other expenses were $1.3 million for the nine months ended September 30, 2002, due to $1.2 million related to registration costs.

Net Loss

For the nine months ended September 30, 2003, the Company’s net loss decreased by 13% to $3.7 million, from $4.2 million for the same period in 2002. The decrease is the result of the actions, which the Company took, including salary reductions, reducing the number of employees and the Company trend of developing solutions for customer’s specific requirements.

Cash Flow

Operating activities. For the nine months ended September 30, 2003 we used $9,000 of cash in operating activities primarily due to our net loss of $3.7 million and from $716,000 decrease in deferred revenues which reflects the recognition of revenues that were deferred, a $243,000 increase in other receivables and prepaid expenses which mainly reflects the increase in prepaid insurance expenses, partially offset by $1.4 million amortization of deferred stock compensation, $1.0 million due to depreciation on our fixed assets, $820,000 stock compensation in respect of stock options granted to consultants, $675,000 decrease in marketable bonds and from $289,000 increase in trade payables. For the nine months ended September 30, 2002 we used $1.7 million of cash in operating activities primarily due to our net loss of $4.2 million, from a $537,000 decrease in trade payables and from a $492,000 decrease in other current liabilities, which mainly reflects the reduction in employee salaries, partially offset by $716,000 decrease in inventories which is due to our continuous efforts to reduce the inventory levels and from a $301,000 decrease in marketable bonds. For the nine months ended September 30, 2003, net cash used in investing activities was $154,000 due to $154,000 investment in equipment purchases. In the same period in 2002, net cash used in investing activities was $734,000 primarily due to $748,000 investment in equipment purchases. For the nine months ended September 30, 2003, net cash provided by financing activities was $374,000 due to $637,000 proceeds from issuance of shares, $258,000 from proceeds from issuance of convertible notes, $183,000 proceeds from issuance of warrants in connection with the issuance of convertible notes and from $183,000 proceeds allocated to beneficial conversion feature on convertible notes, partially offset by $1.6 million repayment of long term loans. For the same period in 2002, net cash used in financing activities was $874,000 due to $1.2 million repayment of long-term loans, partially offset by $372,000 long term loans received

Number of employees

As of September 30, 2003 the company had 192 employees. For the same period in 2002 we had 211 employees. These numbers include employees of our subsidiaries. The breakdown of our employees by subsidiaries is as follows:

Subsidiary	September 30, 2003	September 30, 2002
On Track Innovations Ltd	68	58
Easy Park	12	10
The SoftChip Group	0	5
OTI America Inc	7	9
OTI Africa	21	18
The InterCard Group	84	111
Total	192	211

Number of shares held by Directors(1)
Name	Number of shares
Oded Bashan	95,368
Ronnie Gilboa	103,060

(1)The disclosure is restricted only to the company’s board of directors members in accordance to the Prime Standard Segment of the Frankfurt stock exchange Rules and Regulations.

Investments

For the nine months ended September 30, 2003, we invested $154,000 in fixed assets.

Course of business with comparative information and information regarding anticipated development of the current fiscal year

The company expects to complete 2003 with revenues of about $19 million.

Research and development activities

Recent developments:
1. Develpoment of micro-controller solution in contactless environment.
2. Development of products for the gasoline market that will meet Europe and USA specifications.
3. Development of technology to support the micro-payment solution, the Easy Fuel solution and products such as ID.

This report and management discussion contains forward-looking statements, which reflect management’s best judgment based on factors currently known. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those in the statements included in this report and management discussion. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. OTI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: December 31, 2003